Exhibit 15.6

UNITED STATES BANKRUPTCY COURT	NOT FOR PUBLICATION
SOUTHERN DISTRICT OF NEW YORK

X

In re:	:	In a Proceeding Under § 304
of the Bankruptcy Code
BOARD OF DIRECTORS OF	:
MULTICANAL S.A.,		Case No. 04-1028 (ALG)
:
Debtor in Foreign Proceeding.

X

MEMORANDUM

A P P E A R A N C E S:

CLEARY, GOTTLIEB, STEEN & HAMILTON
Attorneys for Petitioner Board of Directors of Multicanal S.A
By:	Lindsee P. Granfield, Esq.
Kurt A. Mayr, Esq.
Timothy Mehok, Esq.
One Liberty Plaza
New York, New York 10006

PROSKAUER ROSE LLP
Attorneys for Movant Argentinian Recovery Company
LLC 1585 Broadway
New York, New York 10036
By:	Louis M. Solomon, Esq.
Jeffrey Levitan, Esq.
Caroline S. Press, Esq.
Adam T. Berkowitz, Esq.
Justin P. Killian, Esq.

ALLAN L. GROPPER

UNITED STATES BANKRUPTCY JUDGE

This supplements the Memorandum of Decision dated August 27, 2004 (the “Decision”).  Capitalized terms and phrases used herein have the same meaning assigned to them in the Decision.

Two issues were left open in the Decision.  The first relates to the unfair discrimination against the non-QIB or “retail” noteholders in the United States who were required to take the cash option in Multicanal’s APE and precluded from choosing either of the other two options available to all other creditors.  The Decision identifies several means by which Multicanal could have avoided or could likely remedy the discrimination.  The Decision concludes, “This Court will not in the first instance direct a remedy without hearing from the parties, but the discrimination must be eliminated before final relief is entered herein.” In re Board of Directors of Multicanal S.A., 314 B.R. 486, 520 (Bankr. S.D.N.Y. 2004).

The second issue relates to “One act involving Huff [that] requires further examination.” 314 B.R. at 516.  This concerns the act of a director of Multicanal, Alejandro Urricelqui, in bringing criminal charges against several of Huff’s representatives in connection with their firm’s opposition to the APE.  The Court stressed that it “has no authority or desire to review the actions of a criminal court in Argentina.” Nevertheless, it found that Multicanal had issued over $500 million in debt in the United States, that U.S. noteholders held about 80 percent of the debt that was being restructured in the APE, and that, “If a U.S. creditor had to fear that it would face criminal prosecution in the issuer’s courts as a consequence of its opposition to a foreign proceeding, and if the prosecution was in fact groundless, the foreign proceeding would not necessarily be entitled to receive recognition in the courts of the United States.”  314 B.R. at 516.  The Decision concludes, “Accordingly, prior to entry of a final order under § 304, Multicanal will have to establish in this proceeding justification for its commencement of a criminal prosecution in Argentina against Huff and its representatives.” Id.

The Court has now received written submissions from the parties on both of these issues and held a hearing on November 10, 2004.  On the basis of the entire record, it concludes as follows.

Multicanal’s Proposed Remedy for the Discrimination
against U.S. Noteholders

Multicanal has proposed to remedy the discrimination against the U.S. Noteholders by offering them the same election of cash or securities that was made available to all other holders in the United States and Argentina.  This was mentioned in the Decision as a possible remedy, and it was noted that similar relief had been ordered by the Court in Argentina with respect to creditors who had voted against the APE or had abstained.1 It was also noted that Multicanal had taken the position in prior proceedings before this Court that the U.S. securities laws would not preclude the issuance of securities to U.S. retail noteholders, because the exchange agent, J.P. Morgan, was no longer involved in the offer and the exemption under § 3(a)(9) of the Securities Act would be available.  In re Board of Directors of Multicanal S.A., 314 B.R. at 520 n.22.2

Huff has responded to Multicanal’s proposal with a memorandum and declarations that challenge the remedy and find it ineffective and unlawful.  Huff’s conclusion, not surprisingly, is that the § 304 proceeding should be dismissed.  No such drastic remedy would be appropriate, nor is it called for by the Decision.

(1)   Judge Ottolenghi had required that “no” and abstaining voters be offered an election notwithstanding the initial provisions of the APE.

(2)   Section 3(a)(9) of the Securities Act provides an exemption for “any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.” 15 U.S.C.A. § 77(c)(9).

Huff’s first contention is that any issuance of securities to U.S. retail holders would be unlawful under § 3(a)(9) of the Securities Act because J.P. Morgan’s earlier role as exchange agent would still preclude use of the “exchange offer” exemption.  There is no dispute that the method of compensating J.P. Morgan as exchange agent initially precluded reliance on this exemption.  Although there was no suggestion during the earlier proceedings that this exemption would not be available at a subsequent date, Huff has now obtained a 17-page declaration from Prof. J. William Hicks of Indiana Law School to the effect that the § 3(a)(9) would not be available.  Multicanal’s response, in substance, is that the safe harbor rules under § 3(a)(9) would permit it to rely on the exemption and that there is no issue at all.3

At the present time, the dispute is theoretical.  Multicanal has shown reasonable grounds for its reliance on the exemption and thus has satisfied the requirement of the Decision that it propose a remedy for the discrimination against the U.S. retail holders.  If Huff decides to contest Multicanal’s issuance of securities to non QIBs, a court may have to decide the securities law issue.  Nevertheless, even if the exemption under § 3(a)(9) should prove unavailable, there are (as noted in the Decision) other ways in which the discrimination could be remedied that do not raise any securities law issues.  As further discussed below, in a § 304 proceeding such as this, the Court retains continuing jurisdiction to take curative action should there be material developments.

(3)   Multicanal has also moved to strike the Hicks Affidavit and much of the other voluminous material that Huff has submitted on the two issues that have been the subject of subsequent proceedings herein.  Some of Huff’s material is certainly legal argument that should be part of a memorandum rather than submitted as expert testimony.  See, e.g., part of the Declaration of Kenneth Klee, sworn to November 1, 2004.  Nevertheless, at the November 10, 2004 hearing, the Court stated it would not strike the added material but, in this non-jury matter, give it whatever weight it deserves.

Huff also argues that Multicanal’s remedy for the indicated discrimination divests this Court of jurisdiction over the § 304 proceeding because it would in effect void the APE in Argentina.  Huff’s reasoning is as follows: Multicanal’s APE did not contain a cure for the indicated discrimination; the Court in Argentina approved the APE in its unamended form; there has been no effort to amend the APE in Argentina; any change whatsoever in the APE would void the proceeding in Argentina; there is no APE in Argentina; there is nothing to recognize in the United States; these proceedings are void.  Multicanal asserts that a change to the APE is possible at this time, that the proposed remedy for the discrimination is very similar to the change in the APE that Judge Ottolenghi directed with respect to the creditors who voted “no” and abstained, and that Huff’s position is wholly speculative.

This Court cannot assume that any change would void the APE in Argentina, or that Multicanal would propose a remedy that would not pass muster there.  This is especially true as the APE had not been finally approved in Argentina at the time of the Decision, and there was testimony at trial that the APE could be amended until the judicial proceedings had finally run their course in Argentina.  In any event, the nature of a § 304 proceeding is that it is ancillary to a main proceeding elsewhere.  If there are developments in Argentina that are material to the recognition granted under § 304, this Court will have jurisdiction to consider them.  See In re Empresa de Transportes Aero del Peru, S.A., 263 B.R. 367, 377-78 (S.D. Fla. 2001); In re Petition of Board of Directors of Hopewell Intl. Ins. Ltd., 272 B.R. 396, 407-408 (Bankr. S.D.N.Y. 2002).

Finally, Huff argues that the finding of discrimination and any correction thereof void the vote in favor of the APE and require that this Court direct a new vote.

Substantially similar arguments by Huff have already been dealt with in the Decision, and the Court has declined to order the remedy that Huff has consistently sought.  In re Board of Directors of Multicanal S.A., 314 B.R. at 522.  Multicanal has adequately responded to the direction that it propose a remedy for the discrimination against U.S. retail holders, and this issue should not further delay entry of a final order in this proceeding.

The Criminal Prosecution of Huff’s Representatives in Argentina

The second issue left open in the Decision required Multicanal to show grounds for the commencement of criminal proceedings in Argentina against Huff’s representatives.  Multicanal’s initial papers on this point generally repeated, by reference to the Urricelqui deposition, the same factual contentions that the Court had already found inadequate in the Decision.  But Multicanal did offer to bring Mr. Urricelqui to the United States for further testimony and to augment the record to the extent feasible.4

Huff’s response is that Multicanal’s commencement of criminal proceedings in Argentina against its representatives was wholly unjustified and that this Court should not “condone” this type of conduct by granting the APE any § 304 recognition.  As stated in the Decision, the Court has not “condoned” Multicanal’s conduct, which is the reason why these subsequent proceedings have been held.  The question is whether Multicanal’s conduct in connection with the criminal prosecution should cause the Court to deny § 304 relief altogether, delay the long-pending APE and

(4)   Multicanal’s papers did make it clear that contrary to the Court’s expectation (see Decision, 314 B.R. at 516), the transcripts of certain taped conversations between Urricelqui and Huff representatives were not clear and were inadequate to resolve factual disputes.

possibly destroy a transaction that has been approved by a super-majority of Multicanal’s creditors.

In any event, Huff supports its contention that there was a complete lack of substance in the criminal prosecution by voluminous excerpts from the record of the criminal proceedings in Argentina, backed by the opinion of Raul Noailles, a professor of criminal law at Catholic University in Buenos Aires with almost 50 years of experience in his field.5 In brief, Prof. Noailles demonstrates persuasively that the prosecution in Argentina is not based on the issue whether Huff demanded special treatment, an issue that is hotly contested and as to which the record before this Court is unclear.  Instead, the prosecution involves the altercation between Urricelqui and Huff representatives on December 10, 2003, when at a minimum “harsh words were exchanged” and “there were threats on both sides.”  314 B.R. at 515.

Huff concludes from the foregoing that the criminal prosecution is wholly unjustified and that its maintenance is conclusive evidence that Multicanal has not proceeded in good faith and that its APE should not be recognized here.  But that does not follow to the extent the only extant issue in the Argentine criminal prosecution is who pushed who on December 10th.  The Argentine authorities are certainly entitled to determine whether any criminal laws were broken in connection with an altercation in Buenos Aires.  The fact that the criminal prosecution in Argentina has been limited to one local issue and that Huff and its representatives are not being prosecuted for conduct that could be construed as privileged opposition to the APE eliminates or substantially

(5)   Prof. Noailles’ opinions were also supported by the opinions of Miguel Angel Almeyra, a practicing criminal defense lawyer in Argentina and defense counsel to Joseph Thornton, one of the Huff representatives who is subject to the investigation; and Diego Botana, Huff’s Argentine counsel who testified at trial.

reduces the concern of the U.S. courts as to what is an essentially internal Argentine matter.  This is especially true as it has already been found that the criminal prosecution in Argentina did not become known until after the December 10th meeting and thus did not influence the vote on the APE. 314 B.R. at 516.

At the hearing of November 10th, counsel for Huff complained that his client was being prejudiced by the lack of a final order in these proceedings and objected to the possibility that the record might be kept open for further testimony by Urricelqui.  The Court suggested, “If I could find, and if Multicanal simply doesn’t wish to contest the proposition that the proceedings now involve the shoving match on December 10 and nothing more, then perhaps there is no Section 304 issue at all”.  (Tr. of Hearing of Nov. 10, 2004, p. 26, l. 19-24) The Court urged the parties to discuss the remaining issues and whether the record might be closed on the basis of a finding that the matter being investigated in Argentina involved only the altercation of December 10th.  There was no agreement at the hearing, but counsel for Huff agreed that the Court had correctly summarized Huff’s position on the facts.  (Tr. p. 29, l. 13-17)

Subsequent to the hearing, Multicanal unilaterally filed a statement that “the criminal investigation…that is currently being conducted by Argentine prosecutors is only about the events that occurred at the noteholders meeting that was held in Buenos Aires, Argentina on December 10, 2003.”  In a letter dated November 15, 2004, counsel for Huff objected, contending that the proper formulation is that “The only thing that’s being investigated now is the December 10th meeting.” The Court accepts Huff’s formulation but not Huff’s conclusion.  Huff concludes from the above that the facts relating to the criminal prosecution demonstrate conclusively that the APE should not be recognized under § 304.  The Court concludes that since the criminal prosecution never distorted the vote on the APE, this Court need not determine finally the exact contours of Multicanal’s grounds for commencing the prosecution.  To the extent those grounds were weak, the Argentine legal system has provided the cure, and under the circumstances the fact that criminal proceedings were commenced does not warrant denial of § 304 relief.

Conclusion

Almost a year has passed since the vote on the APE.  As both parties seem to agree, it is time that a final order be entered in these proceedings.  Multicanal’s counsel is directed to settle an order on five days’ notice.

Dated:	New York, New York
December 2, 2004

/s/ Allan L. Gropper
United States Bankruptcy Judge